Mitchell S. Nussbaum of Loeb & Loeb LLP
345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4159 212.407.4000 212.407.4990 mnussbaum@loeb.com

October 4, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 6 and all exhibits filed therewith.

Amendment No. 6 responds to the comments set forth in the Staff letter dated September 27, 2006 (the “Staff’s Letter”) and revises the Registration Statement to reflect that holders of the Company’s common stock exercising their conversion rights will receive the same initial amount per share from the trust account as they would have received in the event of a liquidation.

In order to facilitate your review of Amendment No. 6, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 6.

Los Angeles New York Chicago Nashville www.loeb.com

A limited liability partnership including professional corporations

John Reynolds, Assistant Director October 4, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

1.
The disclosure in the Registration Statement has been revised to reflect that the Company’s officers and directors have agreed that they will not recommend to the Company’s stockholders that they approve a business combination with an entity that is affiliated with any of the Company’s officers or directors, or that is an entity in which any of the Company’s officers or directors, or any of their respective affiliates, has a direct or indirect investment. The disclosure appears on pages 2, 39 and 47.

2.	The disclosure on page 66 of the Registration Statement has been revised in accordance with the Staff’s comment.

3.
The disclosure on page 61 of the Registration Statement has been revised to indicate that there would be no direct or indirect compensation paid to the Company’s officers and directors by any person or entity (including entities affiliated with officers and directors).

Proposed Business, page 38

Contractual Arrangements, page 44

4.
We have revised the disclosure related to the circular cited by the Staff to clarify that although the circular does not directly apply to the Company because the Company does not intend to acquire a business in the telecommunications industry, the promulgation of the circular demonstrates greater scrutiny generally by the Chinese government of the contractual arrangements used by foreign investors to control the business of Chinese companies. Zhong Lun Law Firm has advised the Company that, because the application of the circular is restricted to certain types of telecommunications companies, its opinion relating to the ownership structure that the Company plans to use to acquire a target business has not changed. Since this circular is not applicable to the industries in which the Company will seek a target business, and is being discussed to highlight the regulatory uncertainty and related risk inherent in foreign investment in Chinese companies, we have not included additional disclosure in the “Prospectus Summary”, although we have added language relating to the circular in “Risk Factors” on page 25 in addition to the clarification of the disclosure on page 46.

Plan of dissolution and liquidation if no business combination, page 50

5.	The disclosure on pages 6, 14, 52 and 57 of the Registration Statement has been revised in accordance with the Staff’s comment.

John Reynolds, Assistant Director October 4, 2006 Page 3

Description of Securities, page 68

SEC Position on Rule 144 Sales, page 71

6.	The disclosure on page 72 of the Registration Statement has been revised in accordance with the Staff’s comment.

Principal Stockholders, page 61

7.	The disclosure on page 62 of the Registration Statement has been revised in accordance with the Staff’s comment.

Prior Share Issuances and Subsequent Transfer, page 66

8.
The sale of the shares from the founders to the officers and directors of the Company appointed in April 2006 was not made in exchange for services received by the Company. The shares were sold because certain of the founders decided that they no longer wished to be involved with the company or that they wished to take a reduced role in the Company. The parties to the transaction agreed that $0.017 was an appropriate amount for the new officers and directors to pay for the shares since that was the amount paid to the Company by the founders. Therefore, we believe that staff accounting bulletin topic 5.T. Is inapplicable to the sale of the shares. The disclosure on pages 64, 67 and II-3 to II-4 has been revised to clarify that the applicable shares were sold and not “transferred” as consideration for services rendered.

Note 4 - Commitments and Contingencies, page F-10

9.	The disclosure on pages 36 and F-10 of the Registration Statement has been revised in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities

10.
The disclosure on pages 62, 63 to 64, 67 and II-3 to II-4 of the Registration Statement has been revised to disclose that Yoshie Itakura owns 100% of the securities of AFG Trust Holdings, which owns 100% of the securities of AFG Trust Ltd., which owns 100% of the securities of AFG Trust Assets Ltd. There are no other beneficial owners of the securities. In addition, the Company has been advised that although the word “Trust” appears in the names of these entities, the entities are actually non-US corporations. As disclosed in the Registration Statement, AFG Trust Assets Ltd. was not formed for the purpose of acquiring these securities and is an accredited investor. The only insider of both the Company and AFG Trust Assets Ltd. and its affiliated entities is Hoe Seong Ooi, who is the Regional Chief Executive Officer of AFG Trust Ltd. and a director of the Company.

John Reynolds, Assistant Director October 4, 2006 Page 4

We have reviewed the Division's interpretive letter to Ken Worm dated January 21, 2000 (the "Worm Letter") and have made an analysis of its potential applicability to the transfers described on pages 63 to 64, 67 to 68 and II-3 to II-4 of the Registration Statement. For the following reasons, we believe that such transfers are distinguishable from those that the Worm Letter indicated would be prohibited under the Securities Act. First, the disclosed transfers were private transfers solely among persons who were accredited investors and who were or are currently insiders of the Company (i.e. - directors, officers, advisors and their affiliates). Unlike each of the seven fact scenarios presented in the letter dated November 1, 1999 from Ken Worm to Richard Wulff, these transfers did not involve any public sale or transfer of shares and none of the transferors or transferees of these shares ever alleged that such shares were either freely tradable or eligible to be sold under Rule 144 of the Securities Act. In addition, we do not believe that the terms of this sale demonstrate any intent by the transferors to act as underwriters of the shares. We note that these shares were sold by the transferors to the transferees for approximately $0.017 per share, which is the same per share price that the transferors originally paid to the Company to purchase these shares. None of the transferees of the shares has any plan to distribute the shares, and, in fact, these shares will be placed in escrow at the closing of the Company's initial public offering until three years after the date the Registration Statement is declared effective by the Staff (subject to limited exceptions) so that the holders thereof will be unable to transfer these shares in the near future. Finally, the holders of the transferred shares will have registration rights with respect to these shares following their release from escrow.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:   Richard Chang, Chairman
Shine Media Acquisition Corp.